                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549
                                 Form 11-K

(Mark One)

(X)  ANNUAL REPORT PURSUANT TO SECTION 15d OF THE
     SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

     For the Fiscal Year Ended:    June 30, 1994
                                ------------------

                                OR

(  ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

     For the transition period from          to

                     Commission file number 0-8777
                     -----------------------------
                  Color Tile Employees Investment Plan
                  ------------------------------------

            Full title of the plan and address of the plan, if
              different from that of the issuer named below:

                             Color Tile, Inc.
                            515 Houston Street
                           Fort Worth, TX  76102




        Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Color Tile Employees
Investment Plan
Financial Statements and Additional
Information
June 30,1994 and 1993


Color Tile Employees Investment Plan
Table of Contents to Financial Statements and Additional Information
- --------------------------------------------------------------------

                                                                        Page
                                                                        ----
     Financial Statements:

      Report of Independent Accountants                                  1-2

      Statement of Net Assets Available for Benefits June 30. 1994
         and 1993                                                           3

      Statement of Changes in Net Assets Available for Benefits For
        the Years Ended June 30, 1994 and 1993                              4
                                                                               4
      Notes to Financial Statements                                      5-10

      Additional Information:*

        Schedule I - Schedule of Assets Held for Investment Purposes       11



            * Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.























                        Report of Independent Accountants
                        ---------------------------------

December 19, 1994

To the Participants and Administrative Committee of the Color Tile Employees Investment Plan

In our opinion, the accompanying statements of net assets available for benefits, and the related statements of changes in net assets available for benefits, present fairly, in all material respects, the financial status of the Color Tile Employees Investment Plan at June 30, 1994 and 1993, and the changes in its financial status for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's Administrative Committee; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Plan's
Administrative Committee, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As explained in Note 3, the financial statements include investments in real estate, valued at $25,027,796, whose values have been estimated by the Plan's
Administrative Committee in accordance with the procedures described in Note 3.
We have tested the procedures used by the Administrative Committee in arriving at their estimate of fair value and have tested underlying documentation. In the circumstances, we believe the procedures are reasonable and the documentation appropriate. Because of the subjectivity inherent in any estimate of fair value of real estate, and because the real estate related assets underlying the Plan's investments are held for long-term operation and appreciation and, thus, are not presently for sale, amounts ultimately realized from the real estate related investments may vary significantly from the fair values presented, and the differences could be material to the financial statements.













To the Participants and Administrative Committee of the Color Tile Employees Investment Plan
December 19. 1994
(Continued)

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in
Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is additional information required by ERISA. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PRICE WATERHOUSE LLP
- ------------------------
Price Waterhouse LLP










































Color Tile Employees Investment Plan
Statements of Net Assets Available for Benefits
June 30,1994 and 1993
- -----------------------------------------------------------------------

                                                1994           1993
                                                ----           ----
Assets
  Investments, at fair value (Note 3)        $27,545,972  $27,306,240
  Receivables:
    Rental income                                790,169      709,200
    Employer contributions                       228,552      140,464
    Employee contributions                       201,490      128,434
    Other                                         16,318       15,975
                                              ----------  -----------
      Total assets                             28,782,501  28,300,313

Liabilities

  Debt                                           8,714,200   9,771,937
  Accounts payable to employer                     220,287     219,078
  Unearned rental income                           233,021        -
  Accrued interest payable                         374,968     511,582
  Income taxes payable                              25,217     107,461
  Deferred tax liability                            58,768      34,365
                                               -----------  ----------
      Total liabilities                          9,626,461  10,644,423
                                               ----------- -----------
Net assets available for benefits              $19,156,040 $17,655,890
                                               =========== ===========
































                   The accompanying notes are an integral
                     part of these financial statements.



Color Tile Employees Investment Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended June 30, 1994 and 1993
- -----------------------------------------------------------------------
                                                    1994           1993
                                                    ----           ----
Additions to net assets attributed to:
  Investment income:
    Rental income from real estate               $3,300,946      $3,270,556
    Interest and dividend income                     45,905          50,533
    Net change in unrealized appreciation
      (depreciation) of investments                 (97,657)        438,290
                                                ------------    -----------
         Net investment income                    3,249,194       3,759,379


  Contributions:
    Employer                                        839,015         745,985
    Employee                                      1,818,227       1,601,798
                                                ------------    -----------
         Total additions                          5,906,436       6,107,162
                                                ------------    -----------
Deductions from net assets attributed to:
  Withdrawal payments                             2,630,161       3,606,813
  Interest expense                                1,533,907       1,747,188
  Income tax expense                                232,518         158,351
  Other                                               9,700            -
                                                ------------    -----------
         Total deductions                         4,406,286       5,512,352
                                                ------------    -----------
Increase in net assets
  available for benefits                          1,500,150         594,810

Net assets available for benefits:
  Beginning of year                              17,655,890      17,061,080
                                                ------------    -----------
  End of year                                   $19,156,040     $17,655,890
                                                ============    ===========









                     The accompanying notes are an integral
                       part of these financial statements.













Color Tile Employees Investment Plan
Notes to Financial Statements
June 30,1994 and 1993
- -----------------------------------------------------------------------

Note 1 - Description of the Plan

The Color Tile Employees Investment Plan (the "Plan") is a defined contribution plan the purpose of which is to provide employees of Color Tile, Inc. (the
"Company") with a consistent investment program for their retirement and an opportunity to participate in the long-term growth of the Company. Each participant elects to defer between 2% and 10% (between 2% and 5% in 1993) of their gross salary which is paid into the Plan as a salary reduction contribution for the account of the participant. The Company makes quarterly contributions to the Plan equal to 50% of the first 5% contributed by each participant. Participants are not subject to federal income tax on Company contributions to the Plan or any gains from investments of the Plan until they make withdrawals from the Plan.

Administration of the Plan is the responsibility of an Administrative Committee consisting of three individuals appointed by the Company's Board of Directors.

Employees become 20% vested in the Company contribution portion of their account for each year of service with the Company, and become fully vested after five years of service.

Upon reaching age 59-1/2, upon death or disability, or upon termination of employment, the accumulated benefits in a participant's account are to be paid to the participant or his beneficiaries either in a lump sum or other mode of settlement. Prior to these events, withdrawals can only be made in a financial hardship situation. An employee may elect a limited withdrawal of his Company and voluntary contributions that are not attributable to contributions made within twenty-four months preceding the withdrawal. Voluntary contributions are available for withdrawal at any time. Forfeitures applicable to withdrawals occur from the non vested portion of the participants' account value from employer contributions.

The above description provides only general information. Participants should refer to the Summary Plan Description of the Plan document for a more complete explanation of the Plan's provisions.

The Company has the right, under the Plan, to amend or terminate the Plan, subject to provisions set forth in the Employee Retirement Income Security Act of 1974 (ERISA). Amendment of the Plan may not deprive participants of their vested interests or divert Plan assets from the exclusive benefit of the participants or their beneficiaries. In the event of termination or partial termination of the Plan, or upon complete discontinuance of employer contributions, the accounts of each participant shall be non forfeitable. In the event of termination of














Color Tile Employees Investment Plan
Notes to Financial Statements
June 30,1994 and 1993
(continued)
- -----------------------------------------------------------------------

the Plan, the assets of the Plan shall be allocated to participants and beneficiaries and distributed in accordance with the provisions of Section
403(d)(2) of ERISA and any regulations promulgated thereunder, provided however, the amounts deferred under Section 401 (k) of the Code shall not be distributed earlier than normal retirement age, death, disability, separation from service, hardship or attainment of age 59-1/2. The Company has no intentions of discontinuing the Plan at the present.

Note 2 - Summary of Significant Accounting Policies

Method of accounting - The Plan's financial statements are prepared on the accrual basis of accounting.

Investments - All securities investments are stated at current value as determined by quoted prices in an active market. Investments in real estate are stated at estimated fair value (see Note 3).

The net unrealized appreciation (depreciation) on investments as reported in the Statement of Changes in Net Assets Available for Benefits represents the net change in the value of investments held during the year, adjusted for investments sold. Realized gains or (losses), if any, on the sale of investments are calculated based on historical costs.

Rental income - As of June 30, 1994, all real estate leases are classified as operating leases. The accompanying Statements of Changes in Net Assets Available for Benefits reflect rental income on a straight-line basis over the term of the lease for all non cancelable future minimum lease payments. Additional rental income is contingent upon the lessor's level of sales and is recognized only upon the achievement of the defined sales levels.

Contributions, deposits and forfeitures - Participants' deposits and the matching Company contributions are recorded in the period that the participants' deposits are withheld from their compensation. Matching Company contributions are calculated assuming participants are 100% vested. Upon termination or withdrawal of a less than 100% vested participant, the non vested portion of the Company contribution is forfeited and is applied towards future Company contributions.

Benefits - The Plan recognizes benefits payable to participants at the point the benefit has been paid. Form 5500 recognizes benefits payable as a liability to the Statement of Net Assets Available for Benefits. Benefits payable for claims processed and approved for payment by the Plan at June 30, 1994 and 1993 are $522,826 and $935,714, respectively.












Color Tile Employees Investment Plan
Notes to Financial Statements
June 30,1994 and 1993
(continued)
- -----------------------------------------------------------------------

Expenses of the Plan - Costs incurred in purchasing, selling and valuation of securities or other assets of the Plan are paid for by the Plan. All other expenses, including accounting, clerical, reporting, printing and postage, are paid by the Company.

NOTE 3 - INVESTMENTS

Investments at June 30, 1994 and 1993, including individual investments in excess of 5% of the Plan's total assets, consisted of the following:


                                            1994                          1993
                                    ---------------------         -----------------------
                                    Cost       Fair Value         Cost           Fair Value
                                    ----       ----------         ----         ----------
Securities:
  Tandy Corporation, 60,856
   shares common stock        $      63,142  $  2,099,532    $      63,142    $  1,825,680
Real estate (45 properties)      22,330,635    25,027,796       22,330,635      25,399,305

Short-term money market fund -
  Texas Commerce Bank,
  Fort Worth                        418,644       418,644           81,255          81,255
                               ------------  ------------     ------------     ------------
                               $ 22,812,421  $ 27,545,972     $ 22,475,032     $ 27,306,240
                               ============  ============     ============     ============


The investment in the real estate is primarily determined using the income capitalization approach. Under this method, the present value of the future minimum rent under the lease term, including renewal options, estimated percentage rent and estimated residual value of land, has been discounted to obtain the present worth or current value of the properties. The Administrative Committee believes the Company's valuation technique represents a good faith estimate of the fair value of the properties.

In fiscal year 1993, the Plan financed the construction of a retail store which is leased to the Company under a long-term non cancelable lease. Total capitalized costs of the store amounted to $1,225,000, which approximates its fair market value at June 30, 1994.

During fiscal year 1995, the Plan sold one of its properties to Color Tile pursuant to the lease agreement for such property for $529,923, which is equal to the fair value at June 30, 1994. The proceeds from

Color Tile Employees Investment Plan
Notes to Financial Statements
June 30,1994 and 1993
(continued)
- -----------------------------------------------------------------------

the sale of the property were used to pay a portion of the debt on the 14% note (see Note 5).

Note 4 - Gains and Losses on Investments

The net change in unrealized appreciation in securities was $273,852 and $334,708 for the year ended June 30, 1994 and 1993, respectively. The net change in unrealized appreciation (depreciation) of real estate was $(371,509) and $103,582 for the year ended June 30, 1994 and 1993, respectively.

NOTE 5 - DEBT

Debt consisted of the following at June 30, 1994 and 1993:

                                                           1994       1993
                                                           ----       ----
14% note, payable monthly in graduated
  installments through November 2001,
  secured by 28 real estate properties                  $7,760,991  $8,318,887
9.75% note, payable in monthly instal lments
  of $10,594 through February 1, 2003 with
  the remaining balance due in 2003,
  secured by 1 real estate property and
  related rental income                                    953,209     986,890
14.5% note, payable monthly in graduated
  installments through September 1993,
  secured by 16 real estate properties                         -       166,160
Draw on line of credit agreement; $500,000
  credit line ($500,000 and $200,000
  unused at June 30, 1994 and June 30,
  1993, respectively) bearing interest at the
  Citibank prime rate plus 1/2%; maturing in
  February 1995; secured by 23,756 shares
  of Tandy Corporation common stock                             -      300,000
Draw on additional line of credit agreement;
  $500,000 credit line ($500,000 unused at
  June 30, 1994 and 1993, respectively)
  bearing interest at Citibank prime rate
  plus 1%; maturing in August 1995;
  secured by 37,100 shares of Tandy
  Corporation common stock                                       -        -
                                                        ----------  ----------
                                                        $8,714,200  $9,771,937
                                                        ==========  ==========


Color Tile Employees Investment Plan
Notes to Financial Statements
June 30,1994 and 1993
(continued)
- -----------------------------------------------------------------------
The 14.5% and 14% notes are subject to additional interest in excess of the stated rates. The additional interest is equal to the contingent rental amounts (Note 6) paid on the real estate which collateralizes the notes and totaled $277,154 and $406,662 for the years ended June 30, 1994 and 1993, respectively. The 14.5% note was retired in September 1993.

During 1994, the properties securing the 14.5% note were released as collateral. These properties had a fair value of $7,869,126 at June 30, 1994.

Maturities of debt, for each respective year, ending June 30 are as follows:

  1995                          $ 677,987
  1996                            777,444
  1997                            891,573
  1998                          1,022,547
  1999                          1,172,864
  Thereafter                    4,171,785
                              -----------
                              $ 8,714,200
                              ===========


NOTE 6 - INCOME TAXES

The U.S. Treasury Department has informed the Administrative Committee that the Plan and amendments to the Plan are qualified under Section 401 (a) of the Internal Revenue Code and is therefore exempt from federal income taxes under
Section 501 (a) of the Code. The Internal Revenue Service granted a favorable letter of determination to the Plan in 1986. Management believes that the Plan is qualified under section 401 (a) and 401 (k) of the Internal Revenue Code and therefore is exempt from taxation under section 501 (c). Employees participating in the Plan are taxed at the time of distribution on the amount on which applicable taxes have not been paid.

In accordance with Section 501 (b), the Plan is subject to income taxes on any unrelated trade or business income earned on debt-financed property as defined by the Internal Revenue Code. The income tax expense on the unrelated trade or business income was $232,518 and $158,351 for the years ended June 30, 1994 and 1993, respectively, and was recorded as a liability of the Plan during the respective fiscal years.

Color Tile Employees Investment Plan
Notes to Financial Statements
June 30,1994 and 1993
(continued)
- -----------------------------------------------------------------------

Note 7 - Party-in-lnterest Transactions

The Plan leases all of its real estate (retail outlets) to Color Tile, Inc. ("lessee"), the employer of the participants of the Plan, under long-term non cancelable leases which include certain renewal options. The lease agreements also include a provision for abandonment of the leased property by the lessee. Under the provision of the lease, if a leased property is abandoned, the lessee may substitute a property of greater or equal value with the Plan or purchase the leased property at a price determined in accordance with the lease agreement. The Plan earned $3,300,946 and $3,270,556 in rental income from these leases for the years ended June 30, 1994 and 1993, respectively. Of these amounts, $361,098 and $406,662 represented rental income which was contingent upon the lessee's gross sales.

Future minimum rental income is as follows:

Year ending June 30,                Amount
- --------------------      ----------

       1995                       $2,814,157
       1996                        2,800,729
       1997                        2,372,288
       1998                        2,169,559
       1999                        2,178,813
       Thereafter                  7,262,752
                                 -----------
                                 $19,598,298
                                 ===========

NOTE 8 - NET ASSET VALUE PER UNIT (UNAUDITED)

The Plan assigns units to allocate the total assets of the Plan to the participants. In accordance with the Plan agreement, the net asset value per unit to be distributed in the event of retirement, termination of employment or withdrawal is calculated as the previous quarter's ending total units divided into the current quarter's ending

Color Tile Employees Investment Plan
Notes to Financial Statements
June 30,1994 and 1993
(continued)
- -----------------------------------------------------------------------

net assets. The total number of units allocated and the net asset value per unit for each quarter for the two years ended June 30, 1994, as calculated by the Plan, are:

                                Net Asset                 Number
Quarter ended                 value per unit             of units
- --------------                --------------             --------

June 30, 1992                       $ 518.26               31,868
September 30, 1992                    534.25               30,234
December 31, 1992                     552.16               29,554
March 31, 1993                        563.75               29,749
June 30, 1993                         577.08               29,484
September 30, 1993                    608.00               28,720
December 31, 1993                     649.96               28,896
March 31, 1994                        637.01               29,217
June 30, 1994                         648.94               29,471


Color Tile Employees Investment Plan
Item 27a Form 5500 - Schedule of Assets
Held for Investment Purposes                                                    Additional Information
June 30, 1994                                                                   Schedule I
- ----------------------------------------------------------------------------------------

      Identity of                                                   Cost       Current
Issue, Borrower or Lessor       Description of Investment         of Asset      Value
- -------------------------   --------------------------------      --------    ----------

Tandy Corporation           60,856 shares of common stock      $     63,142   $  2,099,532

Real estate *               45 properties, leased to Color
                               Tile, Inc.                        22,330,635     25,027,796

Texas Commerce Bank,
Fort Worth                  Short-term money market fund            418,644        418,644
                                                                -----------   -----------
Total investments                                               $22,812,421   $27,545,972
                                                                ===========   ===========


* Party-in-interest

                                      SIGNATURE


The Plan. pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                  COLOR TILE EMPLOYEES
                                    INVESTMENT PLAN

Dated: January 10, 1995        By: /s WILLIAM H. PAVONY
                                   William H. Pavony
                                   Administrative Committee Member